Exhibit 23
Consent of Independent Registered Public Accounting Firm
Board of Directors
W. R. Berkley Corporation:
We consent to the incorporation by reference in Registration Statement No. 33-88640 on Form S-8 of W. R. Berkley Corporation of our report dated June 23, 2009, with respect to the statements of net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008 and the related supplemental Schedule H, line 4i, schedule of assets (held at end of year) at December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Plan.

/s/ KPMG LLP
New York, New York
June 23, 2009